SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                                KEMET CORPORATION
             ------------------------------------------------------
                                 (NAME OF ISSUER)


                      COMMON STOCK, $.01 PAR VALUE PER SHARE
             ------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)


                                    488360108
             ------------------------------------------------------
                                 (CUSIP NUMBER)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).





- ------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      THIRD AVENUE MANAGEMENT LLC

      (EIN 01-0690900)

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
  3   SEC USE ONLY

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE LIMITED LIABILITY COMPANY

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                   5 SOLE VOTING POWER

                           10,408,550
   NUMBER OF     ---------------------------------------------------------------
                 ---------------------------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               NONE
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                11,219,960

                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

                           NONE
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            11,219,960
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.0%
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IA
- ------------------------------------------------------------------------------

ITEM 1.

     (A) NAME OF ISSUER:

         Kemet Corporation (the "Issuer").

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR,IF NONE, RESIDENCE:

         2835 Kemet Way, Simpson, SC 29681

ITEM 2.

     (A) NAME OF PERSON FILING:

     This schedule is being filed by Third Avenue Management LLC ("TAM"). (TAM is sometimes referred to hereinafter as "Filer").

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     The address of the principal  executive office of TAM is:
     767 Third Avenue, New York, New York 10017-2023.

     (C) CITIZENSHIP:

     The citizenship or place of organization of the reporting person is as follows:

         Delaware Limited Liability Company.

     (D) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.01 par value per share.

     (E) CUSIP NUMBER:

         488360108

ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (E) Investment Adviser. TAM is a registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP.

     (a) & (b) TAM beneficially owns 11,219,960, or 13.0% of the class of securities of the issuer.

           (c)    (i) 10,408,550

                 (ii) Not applicable.

                (iii) 11,219,960

                 (iv) Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Third Avenue Small-Cap Value Portfolio of the Met Investors Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 144,700 of the shares reported by TAM, Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 4,458,200 of the shares reported by TAM, Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 894,900 of the shares reported by TAM, Third Avenue Value Portfolio of the Aegon/Transamerica Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 548,000 of the shares reported by TAM, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 296,000 of the shares reported by TAM, Quintara Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 1,500 of the shares reported by TAM, SunAmerica Style Select Series Focused 2000 Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 156,300 of the shares reported by TAM, SunAmerica Focused Multi-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 1,956,200 of the shares reported by TAM, American Express Partners Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 630,800 of the shares reported by TAM, American Express Variable Portfolio Partners Small Cap Value Fund an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 60,600 of the shares reported by TAM, Third Avenue Value Portfolio of the Integrity Life/Legends Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 111,300 of the shares reported by TAM, and SunAmerica Seasons Series Focus Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 80,300 of the shares as reported by TAM. Various separately managed accounts for whom TAM acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, 1,881,160 of the shares as reported by TAM.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           January 29, 2003
                         ---------------------------
                                 (Date)




                         THIRD AVENUE MANAGEMENT LLC

                         BY:/S/ MARTIN J. WHITMAN
                            ------------------------
                            Martin J. Whitman
                            Chairman and Chief Investment Officer